SALEEN AUTOMOTIVE, INC.

2735 Wardlow Road

Corona, California 92882

November 6, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: J. Nolan McWilliams, Division of Corporation Finance

Re:	Saleen Automotive, Inc.

Registration Statement on Form S-1 (File No. 333-191742)

Ladies and Gentlemen:

We respectfully request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-191742) (the “Registration Statement”), relating to the offer and resale of up to 10,656,000 shares of Common Stock, $0.001 par value, of Saleen Automotive, Inc. (the “Company”), so that the Registration Statement shall become effective at 4:00 p.m. Eastern Time on Friday, November 8, 2013, or as soon thereafter as possible.

In connection with the foregoing, the Company hereby acknowledges that:

•	Should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Saleen Automotive, Inc.

By: /s/ Robert Miranda

Robert J. Miranda

Chief Financial Officer